Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 33-4711

PROSPECTUS SUPPLEMENT DATED DECEMBER 19, 2003
(To Prospectus dated April 30, 1993)

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
AGENTS’ SAVINGS AND PROFIT-SHARING PLAN

     This prospectus supplement supplements the prospectus dated April 30, 1993, as amended and supplemented, relating to The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan by providing certain information regarding maximum amounts agents may contribute under such plan.

Recent Developments

     The Internal Revenue Service (“IRS”) has announced the following retirement plan limits for 2004:

•	the maximum amount of annual pre-tax contributions you may make in 2004 is $13,000;

•	the maximum eligible annual compensation amount is $205,000;

•	the overall annual limit on the amount of contributions made by you and made by Lincoln National Corporation to your account cannot exceed the lesser of 100% of your annual earnings of $41,000;

•	The maximum annual catch-up contribution you may make in 2004 is $3,000. You are eligible to make catch-up contributions if you are age 50 or older and contributing at the maximum amount allowed by the IRS ($13,000 for 2004) or contributing at the maximum rate allowed by the plan for the entire plan year (25% for most employees and 9% for highly compensated employees, up to the $13,000 IRS limit); and

•	Highly compensated employees are defined as those earning at least $90,000 in 2003.

     As a result, agents designated as highly compensated will be eligible to contribute up to 9% of their eligible pay in 2004 (up to the $13,000 limit) instead of the current maximum of 8%. Non-highly compensated agents will be eligible to contribute up to 25% of eligible pay (up to the $13,000 limit) instead of the current maximum of 15%.

     These changes are effective January 1, 2004 and Wells Fargo Bank Minnesota, N.A., Minneapolis, Minnesota, the plan’s trustee, will be able to process changes related to this increase after 3:00 p.m. Central Time on December 19, 2003.

     Lincoln National Corporation makes a matching contribution on the first 6% of eligible earnings you contribute to the plan each pay period. The basic match of $.50 is applied on a per-pay-period basis. If you reach the IRS limit before the last pay period of the year, your contributions will stop and so will Lincoln National Corporation’s matching contribution.

     To change your contribution amount, sign up for catch-up contributions, or inquire about your plan account, visit the Wells Fargo website at or call the Wells Fargo Benefits Hotline at (888) 245-9798. If you want to make changes effective with the first pay period of 2004, you will need to make the change no later than 3:00 p.m. Central Time on December 19, 2003.